14048956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Washington, DC 189

SEC FILE NUMBER
8- 44201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANKOH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MERCHANT ST., SUITE 850
(No. and Street)

HONOLULU	HI	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRANDI HINO, FINOP — 808-694-8794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

55 MERCHANT ST., SUITE 1900	HONOLULU	HI	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MR
3/26/14

OATH OR AFFIRMATION

I, PAMELA MOY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANKOH INVESTMENT SERVICES, INC., as of FEBRUARY 27, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Hawaii }
City & County of Honolulu }ss

Subscribed and sworn to (or affirmed) before me this 27th day of February, 20 14, by Pamela Moy (name of signer).

Renee Yoshimura-Valdez (signature of Notary) (Seal of Notary)

My commission expires 3/16/15 (expiration date)

Notary Public

Signature

SENIOR VICE PRESIDENT& CHIEF COMPLIANCE OFFICER

Title

NOTARY PUBLIC CERTIFICATION
Renee Yoshimura-Valdez First Judicial Circuit
Doc Description Annual Audited Report Form X-17A-5 Part III
No of Pages 1 Date of Doc 2/27/14
Renee Yoshimura-Valdez 2/27/14
Notary Signature Date

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Bankoh Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Bankoh Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Bankoh Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period beginning January 1, 2013 through the year ended December 31, 2013. Bankoh Investment Services, Inc.'s management is responsible for Bankoh Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the cash disbursement journal.

   There were no findings noted.

2. Compared the amounts reported on the FOCUS reports filed January 27, 2014, October 23, 2013, July 23, 2013 and April 23, 2013 with the amounts reported in Form SIPC-7 for the fiscal period beginning January 1, 2013 through the year ended December 31, 2013.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period beginning January 1, 2013 through the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 25, 2014

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Bankoh Investment Services, Inc.
Year Ended December 31, 2013
With Reports of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm....1

Financial Statements

Statement of Financial Condition....3
Statement of Income....4
Statement of Changes in Stockholder's Equity....5
Statement of Cash Flows....6
Notes to Financial Statements....7

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1....13
Schedule II - Statement Regarding Rule 15c3-3....15

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)....16

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bankoh Investment Services, Inc.

We have audited the accompanying financial statements of Bankoh Investment Services, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankoh Investment Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 25, 2014

Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	2,199,512
Commissions receivable from brokers and dealers, net		363,487
Deferred income taxes		123,242
Other assets		110,114
Total assets	$	2,796,355
Liabilities and stockholder's equity		
Liabilities:		
Due to parent for income taxes payable	$	624,322
Accrued expenses and other liabilities		719,823
Total liabilities		1,344,145
Stockholder's equity:		
Common stock ($10 par value), authorized, issued, and outstanding 50,000 shares		500,000
Retained earnings		952,210
Total stockholder's equity		1,452,210
Total liabilities and stockholder's equity	$	2,796,355

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2013

Revenues	
Mutual fund and securities income	$ 2,645,687
Annuity and insurance fee income	7,402,401
Interest income	234
Other income	112,628
	10,160,950
Expenses	
Salaries, commissions and benefits	5,204,928
Broker charges	244,706
Occupancy	341,540
Software license fees and maintenance	36,561
Other operating expenses	587,129
	6,414,864
Income before income taxes	3,746,086
Provision for income taxes	1,495,782
Net income	$ 2,250,304

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Retained Earnings	Total
Balances at December 31, 2012	$ 500,000	$ 701,906	$ 1,201,906
Net income	–	2,250,304	2,250,304
Cash dividend paid	–	(2,000,000)	(2,000,000)
Balances at December 31, 2013	**$ 500,000**	**$ 952,210**	**$ 1,452,210**

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net income	$ 2,250,304
Amortization of software	1,902
Deferred tax provision	15,083
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable from brokers and dealers	96,829
Increase in other assets	(11,917)
Decrease in due to parent for income taxes	(76,065)
Decrease in accrued expenses and other liabilities	(7,461)
Net cash provided by operating activities	2,268,675
Investing activities	
Purchase of software	(28,532)
Financing activities	
Cash dividend paid	(2,000,000)
Net increase in cash and cash equivalents	240,143
Cash and cash equivalents at beginning of year	1,959,369
Cash and cash equivalents at end of year	$ 2,199,512

See accompanying notes.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2013

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC (NFS), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles (GAAP) and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $2,141,647 as of December 31, 2013.

2. Summary of Significant Accounting Policies (continued)

Mutual Fund and Securities Income

Commission revenue and related brokerage charges are recorded on a trade-date basis.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the Company receives the customer's completed application.

Subsequent Events

Subsequent events have been evaluated through February 25, 2014, the date the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.

3. Service Agreement

The Company has a service agreement with NFS to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2013, the Company had net capital of $1,011,836, which was $922,226 in excess of its required net capital of $89,610. The Company's aggregate indebtedness to net capital ratio was 1.328-to-1. The Company had no subordinated debt at December 31, 2013, or at any time during the year then ended.

5. Related Party Transactions

The Bank allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2013 included:

Salaries, commissions and benefits	$	573,051
Occupancy		340,930
Other operating expenses		110,232

At December 31, 2013, amounts due to the Bank included in accrued expenses and other liabilities totaled $93,390.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $1,556,764 to the Parent for income taxes during 2013.

The Company's deferred tax assets of $123,242 are predominantly the result of temporary timing differences relating to state taxes owed for 2013 which will be deducted from the Federal income tax in 2014 and are included in other assets. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

6. Income Taxes (continued)

The significant components of the provision for income taxes for the year ended December 31, 2013, are as follows:

Current:	
Federal	$ 1,210,268
State	270,431
	1,480,699
Deferred:	
Federal	13,555
State	1,528
	15,083
Provision for income taxes	$ 1,495,782

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes primarily due to the effect of state taxes.

Accounting principles generally accepted in the United States require the Company to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits to be sustained upon examination by tax authorities. The Company has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken and does not expect that there will be any significant change over the next 12 months. The Company has recognized no interest or penalties related to uncertain tax positions. Any such amount would be recorded by the Company in its provision for income taxes.

The Parent's federal income tax return, in which the Company is consolidated, for 2011 is currently under examination by the Internal Revenue Service. The Parent's federal income tax return filed for 2012 remains open to examination. The State of Hawaii has completed its examination of the Parent's State income tax returns filed for 2003 through 2011. The Parent's State of Hawaii income tax returns, in which the Company is combined, for 2010 through 2012 remain subject to examination.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan.

The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $381,733 in 2013 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2013, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $36,670 and was included in salaries, commissions and benefits.

8. Operating Leases

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2013, was $340,930 and was included in occupancy expenses.

9. Contingencies

Based on information currently available, management believes that the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statements of income and financial condition. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's statement of income for any particular period.

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2013

Net Capital		
Total stockholder's equity qualified for net capital	$	1,452,210
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable from brokers and dealers		184,185
Deferred taxes		123,242
Software		26,630
Other assets		33,484
		367,541
Deduction for excess Fidelity Bond		30,000
Total deductions and charges		397,541
Net capital before haircuts on securities positions (tentative net capital)		1,054,669
Haircuts on money market funds		(42,833)
Net capital	$	1,011,836
Aggregate Indebtedness		
Items included in statement of financial condition:		
Due to parent for income taxes payable	$	624,322
Accrued expenses and other liabilities		719,823
Total aggregate indebtedness	$	1,344,145
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	89,610
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	89,610
Net capital in excess of required minimum	$	922,226
Ratio: Aggregate Indebtedness to Net Capital		1.328 to 1

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 (continued)

As of December 31, 2013

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	1,004,019
Audit adjustments related to Retirement Savings Plan contributions		7,817
Net capital per above	$	1,011,836

Bankoh Investment Services, Inc.
Statement Regarding Rule 15c3-3

Year ended December 31, 2013

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Bankoh Investment Services, Inc.

In planning and performing our audit of the financial statements of Bankoh Investment Services, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 25, 2014

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